Cane Clark LLP		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Chad Wiener+	Scott P. Doney~	Facsimile: 702-944-7100
Joe Laxague~		Email: cwiener@caneclark.com

May 25, 2007

UNITED STATEDS SECURITIES AND EXCHANGE
COMMISSION - Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549

MAIL STOP 7010

ATTN:  Carmen Moncada-Terry

Re:	Nuance Resources, Corp. Amendment No. 2 to Registration Statement on Form SB-2 Filed May 1, 2007 File No. 333-141343

We write on behalf of Nuance Resources, Corp. (the “Company”) in response to your letter of May 11, 2007, by Karl Hiller, Branch Chief, regarding the above-referenced Amendment No. 2 to Registration Statement on Form SB-2 (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, the Third Amended Registration Statement on Form SB-2 (the “Third Amended SB-2”).

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Plan of Operations, Page 28

1.	Disclose the date of your agreement with County Line Energy Corp., and describe the relationship between your principals, this entity and BMW Energy Corp. prior to this agreement.

In response to this comment, the Company disclosed that the Participation Agreement with CLE was entered into on December 21, 2006. The Company further disclosed the relationships among the parties prior to executing the Participation Agreement.

2.
Eliminate the results of operations discussion pertaining to the target entity, formerly known as Farrier Resources Corp., or add disclosure sufficient to distinguish it from your own results, and to state the reasons you believe it is relevant.

In response to this comment, the Company deleted the results of operations for the period ended November 30, 2006 which pertain to the target entity, formerly known as Farrier Resources Corp.

Financial Statements - Index, page 36

3.
Revise your index to differentiate between your financial statements and those of the accounting target, formerly known as Farrier Resources Corp., and to resituate your financial statements to precede the other historical and pro forma information.

In response to this comment, the Company revised the index so that the financial statements for the accounting target, formerly known as Farrier Resources Corp., are clearly labeled as such. The Company also reorganized the index so that its financial statements precede the accounting target and pro forma financial statements included therein.

4.
eliminate from your index financial statements that will be removed from the document, such as the pro forma balance sheet and pro forma statement of stockholders equity; and to identify the audited financial statements that will need to be added.

In response to this comment, the Company removed from its disclosure and the index the Pro Forma Balance Sheet and Pro Forma Statement of Stockholders’ Equity. The Company also identified in the index the audited financial statement which were added to the Third Amended SB-2 and previously included in Exhibit 99.1 to the Form 8-K filed on January 4, 2007.

Financial Statements - Farrier Resources Corp., page F-l

5.	Reposition these financial statements, covering the accounting target, to follow your financial statements, the issuer and registrant subsequent to the reverse merger.

In response to this comment, the Company repositioned the audited financial statements for Farrier Resources Corp. the follow its financial statements.

Financial Statements - Nuance Resources Corp., page F-12 General

6.
Add the audit report and financial statements covering the November 30, 2006 balance sheet and the period from November 1, 2006 (inception) to that date, as included in Exhibit 99.1 to the Form 8-K that you filed on January 4, 2007. Please list these in your index along with the financial statement covering the subsequent interim period. Also file a consent from the auditor to comply with Item 601 of Regulation S-B. Since you have the same auditor for your financial statements and those of the entity formerly known as Farrier Resources Corp., please ask your auditor to differentiate between the two entities and the two audit reports when updating the consent.

In response to this comment, the Company added the audit report and financial statements covering the November 30, 2006

Balance Sheet and the period from November 1, 2006 (Inception) to that date as was previously included in Exhibit 99.1 to the Form 8-K filed on January 4, 2007. The Company also filed a consent from the auditor which clearly differentiates between the two entities.

Statement of Stockholders' Equity, Page F-15

7.
Given that you report an issuance of 100 shares to Acquisition Inc. prior to the reverse merger, it appears that the number of shares issued by the legal entity to complete the reverse merger were on an other than 1:1 basis, which would necessitate recasting the share activity reported prior to the reverse merger, using the exchange ratio.

In response to this comment, the Company has revised its disclosure so that it no longer appears that the number of shares issued were other than on a 1:1 basis.

8.
As you are attempting to apply reverse merger accounting, after recasting share activity as described above, the only entry in the equity statement to report the transaction would be for the shares of the entity previously known as Farrier Resources Corp. that were outstanding on the date of the merger, which we understand was 21,354,000, along with the book value of the net assets held by that entity, and acquired, which you report as a net liability of $2,704. Therefore, please reposition this figure to align with the shares, and eliminate the lines deducting 23,000,100 shares and adding back 23,000,000 shares, as discussed in our phone conference.

In response to this comment, the Company revised its Interim Statement of Stockholders’ Equity by repositioning the figure referenced in the comment above to align with the shares and eliminated the line deducting 23,000,100 shares and adding back 23,000,000 shares.

Note 1 - Interim Reporting, page F-16

9.
Delete language making reference to the registration statement as a Form 10-QSB, and suggesting that readers look outside of the registration statement for information about your accounting policies. Please ensure that the audited financial statements previously included in the Form 8-K that you filed on January 4, 2007, which you will be adding to the registration statement, include all pertinent disclosures.

In response to this comment, the Company deleted the language from Note 1 referenced above and confirms that the audited financial statement previously included in the Form 8-K filed on January 4, 2007, which has been added to the Third Amended SB-2, includes all pertinent disclosures.

Note 3- Oil and Gas Properties, page F-l8

10.
Expand your disclosure to clarify the meaning of gross proved reserves, as the requirement in Rule 4-10(c)(3) of Regulation S-X does not anticipate distinguishing between gross and net proved reserves for purposes of computing amortization.

In response to this comment, the Company deleted the word “gross” because the requirement in Rule 4-10(c)(3) of Regulation S-X does not anticipate distinguishing between gross and net proved reserves for purposes of computing amortization.

Note 4 - Business Acquisition, page F-19

11.
We note that although you have utilized references to “the Company” in Note 1 on page F-16 and elsewhere in the filing to refer to the accounting acquirer, such references under this heading appear to correlate with the accounting target. Please revise all references that you have in the filing to “the Company” that relate to a discussion of an accounting event or accounting results to consistently refer to the accounting acquirer, not the entity formerly known as Farrier Resources Corp. All other references to “the Company” associated with a discussion of non-accounting events undertaken by the legal entity prior to your reverse merger should be revised as necessary to distinguish these from events associated with the Company" subsequent to the transaction.

In response to this comment, the Company revised its disclosure in Note 4 by replacing references to “the Company” with the specific entity name to avoid any confusion as to which entity the disclosure relates.

12.
We understand that you did not acquire a business in your reverse merger, given your presentation in the pro forma financial statements, and based on the criteria set forth in EITF 95-3 and Rule 11-01(d) of Regulation S-X. Unless you are able to demonstrate otherwise, you should revise your characterization of the event throughout the filing to clarify that you did not acquire a business, and to explain that the transaction has been accounted for as a reverse merger recapitalization. Also expand your disclosure to further describe the ownership structure of the entities involved in the transaction so that the significance of the January 4, 2007 event is clear, relative to your having concluded that the reverse merger was completed on December 29, 2006.

In response to this comment, the Company revised the heading of Note 4 to state “Reverse Merger and Recapitalization” to more property characterize the event at issue. Following the reverse merger and recapitalization, the January 4, 2007 event merged the Company’s wholly-owned subsidiary into the Company. The description of business includes this disclosure and further discloses the ownership structure of the Company following the reverse merger and recapitalization.

13.
Further to the above, if you did not acquire a business, your disclosure stating that the operations of the acquired entity are included in the consolidated results from December 29, 2006 forward, should be revised to clarify that there are no incremental operations. Disclose the nature of any additional recurring costs resulting from the event.

In response to this comment, the Company added disclosure at the end of Note 4 which clarified that the accounting target has no incremental operations and that there no additional recurring costs resulting from the event.

Financial Statements - Pro Forma, page F-24

14.
Add an introductory paragraph, to precede the pro forma financial information, to include a description of the transaction, with mention of the number of shares issued and exchanged, the manner of accounting for the event, identification of the entities involved, and an explanation of what the pro forma presentation shows, to comply with Rule 1 1-02(b)(2) of Regulation S-X. We expect your introduction would need to include an observation about the net effect of your presentation, in which you have eliminated all of the activity associated with the entity formerly know n as Farrier Resources Corp., leaving only the activity of the accounting acquirer, as reported in the historical financial statements presented in the filing, except for the number of shares.

In response to this comment, the Company added an introduction which includes the information requested above.

15.
Since you have updated your financial statement to encompass the event __ please remove the pro forma balance sheet, and pro forma statement of stockholders’ equity. Also eliminate the language “Formerly Farrier Resources Corp” from the header of your pro forma statement of operations.

In response to this comment, the Company removed the pro forma balance sheet and pro forma statement of stockholders’ equity. The Company also removed from the header of the pro forma statement of operations the language, “Formerly Farrier Resources Corp.”

Note 1 - Basis of Presentation, page F-25

16.
Please eliminate references to the pro forma balance sheet, update the entire discussion appearing in Note 2 to utilize tense appropriate to reflect the events which have already occurred, and delete the information in Note 3 pertaining to the pro forma balance sheet and equity statement which are being removed.

In response to this comment, the Company removed references to the pro forma balance sheet and updated the discussion to include past tense when appropriate to reflect that certain events have occurred.

Sincerely,

CANE CLARK LLP

/s/ Chad Wiener
Chad Wiener, Esq.